Exhibit 99

Presentation on Governance Issues at TheStreet, Inc.

 Governance Issues at TheStreet, Inc.  Cannell Capital LLC  May 23, 2017

Vote “No”

Cannell Capital LLC (“CC”) amended its Schedule 13D filing on April 20, 2017 to reflect its voting intentions at the May 31st annual meeting of TheStreet, Inc. (“TST” or the “Company”). Specifically, CC plans to vote “No” to the re-election TST directors Sarah Fay and Steve Zacharias and “No” on the measure approving management compensation. Stockholders interested in increasing the value of their shares are urged to join CC by voting as shown at right immediately:



Proposal(s)

1. DIRECTOR
SARAH FAY
BETSY MORGAN
STEVE ZACHARIAS

BOARD RECOMMENDATION: FOR
DEFAULT RECOMMENDATION :FOR
FOR ALL | WITHHOLD ALL
VOTE INDIVIDUALLY
NOMINEES WILL BE VOTED "FOR" UNLESS MARKED "WITHHOLD"

SARAH FAY — FOR | WITHHOLD
BETSY MORGAN — FOR | WITHHOLD
STEVE ZACHARIAS — FOR | WITHHOLD

2. TO RATIFY THE APPOINTMENT OF BDO USA, LLP AS THESTREET, INC.'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017
BOARD RECOMMENDATION: FOR
DEFAULT RECOMMENDATION : FOR
FOR | AGAINST | ABSTAIN

3. TO APPROVE THE COMPENSATION OF THESTREET, INC.'S NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THE PROXY STATEMENT (THIS VOTE IS ADVISORY AND NON-BINDING)
BOARD RECOMMENDATION: FOR
DEFAULT RECOMMENDATION : FOR
FOR | AGAINST | ABSTAIN

4. TO APPROVE THE FREQUENCY OF FUTURE ADVISORY VOTES ON COMPENSATION OF THESTREET, INC.'S NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THE PROXY STATEMENT (THIS VOTE IS ADVISORY AND NON-BINDING)
BOARD RECOMMENDATION: 1 YEAR
DEFAULT RECOMMENDATION : 1 YEAR
1 YEAR | 2 YEARS | 3 YEARS | ABSTAIN

5. TO DECLASSIFY THE BOARD OF DIRECTORS STARTING IN 2018
BOARD RECOMMENDATION: FOR
DEFAULT RECOMMENDATION : FOR
FOR | AGAINST | ABSTAIN

6. TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS FROM THESTREET, INC.'S GOVERNING DOCUMENTS (THIS VOTE IS ADVISORY AND NON-BINDING)
BOARD RECOMMENDATION: NONE
DEFAULT RECOMMENDATION : ABSTAIN
FOR | AGAINST | ABSTAIN

1

 Destruction of Shareholder Value  • Since the Company’s May 14, 1999 initial public offering, TST’s share price is down 99%.More than $1 billion of value has been dissipated. From $1.90 only two years ago to $0.90today the stock price of TST has declined 52%.  • On December 12, 2016, TST received a NASDAQ delisting notice.  • Most of the current Board of Directors have observed these events passively.  2

 Pathetic ResultsB2C Segment  • From the first quarter of 2015 to the first quarter of 2017, the Company’s Business to  Consumer (“B2C”) subscriber count fell roughly 28% from 83,600 to what we estimate isnow 60,395.  • B2C revenue has declined 47% from $38.7 million in 2015 to an annualized rate of $20.4million based on first quarter of 2017 results.  • We believe that the incumbent Board members may have violated their duty of care toshareholders by failing to sell or radically alter the B2C segment.  • The B2C segment continues to deteriorate under the leadership of the incumbent Board.  3

 Pathetic ResultsB2B Segment  • Business to Business (“B2B”) segment revenues grew just 1% in 2016.  • From September 2012 through October 2014, TST paid $31 million for The Deal andBoardEx assets - 1.4x 2016 The Deal / Boardex revenues. Despite initial promise, theCompany has been unable to extract sufficient value from these properties.  • TST took a $11.6 million impairment charge on The Deal / Boardex in Q4 2016.  • Including the impairment charge, the B2B business lost $15.4 million in 2016 after losing$3.8 million in 2015.  4

 TST Hasn’t Generated GAAP Profit orConsistent Revenue Growth Since 2008  Fiscal Year:  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  Revenue  51  65  71  60  57  58  51  54  61  68  64  GAAP Net Income  13  29  1  (47)  (6)  (9)  (13)  (4)  (4)  (2)  (18)  All figures are in millions of US dollars; data from Bloomberg L.P.  • The incumbent Board has generated nine consecutive years of net losses.  5

Excessive Compensation Paid to Director Jim Cramer: Part One

- Mr. Jim Cramer's employment agreement guarantees him $300,000 licensing fee per year plus 14% of total net revenues generated by his products with a minimum guarantee of $2.5 million per annum. In December 2013, the very same board of directors further lubricated him with a Restricted Stock Unit package valued at $3 million at the time.

- In 2014, 2015 and 2016 Mr. Cramer received $3.05 million per year in cash compensation and reimbursement. In aggregate, his three-year cash compensation is equal to 28% of today's market capitalization.

- Mr. Cramer's consistent annual cash compensation of $3.05 million over the past three years strongly suggests that his products are generating insufficient revenue to generate royalties beyond his minimum guarantee. With his royalties "under water", we question how the current compensation structure motivates Mr. Cramer to increase revenue.

6

Excessive Compensation Paid to Director Jim Cramer: Part Two

- Since 1999, Mr. Cramer has extracted approximately $23 million in cash payouts from TST ***excluding*** millions more paid out as stock options. The payments to Cramer by TST were made during a period in which the price of the common stock declined over 99%. Forty percent (40%) of these payments came in the last three years.

- The honeymoon is over, yet this Board of Directors observes events passively and ineffectively. Largely not invested in TST's common shares, we imagine them padding around in paper slippers and drooling on themselves through Board meetings.

- Two of the three TST directors up for re-election at the annual meeting are members of the Company's compensation committee: Ms. Sarah Fay and Mr. Steve Zacharias. A "No" vote on these directors will send a message to the Company that they must listen to shareholder concerns about excessive compensation.

7

An Opportunity to Reduce TST's Current Structural Conflict

- Mr. Cramer's contract comes up for renegotiation in December 2017. Given its track record, it seems unlikely that this conflicted Board will negotiate a fair deal for shareholders.

- Cramer's dual position as the highest paid employee and as a Board Member causes grave corporate governance concerns. There is a blatant structural conflict of interest which the Board of Directors has been loath to resolve. The "player-coach" model does not work here. The current Board of Directors has done nothing to resolve this conflict.

- The incumbent Board has failed to stand up for shareholder interests in past negotiations with Mr. Cramer. We believe that **only** a successful vote "No" campaign can persuade the incumbent Board to stand up for shareholders.

8

 Turnover Turmoil  • TST has had three different CEOs and CFOs during the last two years.  • The Company’s Editor-In-Chief Tara Murphy resigned in May after just seven months onthe job.  • After initially signaling an “invest to grow” message, new management is now cuttingheadcount from 653 at 2016-year end to 610 in mid-May.  • We believe that TST suffers from a lack of leadership and a demoralized employee base, allcaused by the actions of the incumbent Board.  9

 What Does the Board Have to Hide?  • In response to the Company’s floundering, in March 2016 Spear Point Capital  Management and FiveT Investment Management nominated a slate of directors to join theTST board. Collectively these two firms held approximately 9.5% of TST’s commonshares. Despite their large holding the Board of TST rebuffed the Spear Point group on atechnicality. We do not care to opine as to the legal validity of this approach, however, weare alarmed at the Company’s unwillingness to negotiate with major shareholders in goodfaith.  10

The Board Has Resisted Granting Representation to Shareholder Advocates

- The Board resisted including a highly-qualified Cannell Capital director nominee in the 2017 slate. On March 31, 2017 Cannell Capital requested that the Company add a Cannell designate to its Board of Directors. CC does not think it is unreasonable or unusual for a public company's largest shareholder to request such representation. Clients advised by CC currently hold 9.47% of TST's common equity.

- CC wonders what the Company is hiding. CC was not asking to control the Board, merely for the right to appoint one swamper thereto. CC finds it suspicious that the Board was so eager to ignore the fair request of its largest shareholder. As a long-time shareholder of TST since 2011, the interests of CC align with those of all TST shareholders.

11

ISS Agrees: Shareholders Must Deliver a Message

- On May 18, 2017, Institutional Shareholder Services ("ISS") urged that shareholders vote "No" on the two directors up for re-election who belong to TST's compensation committee (Sarah Fay and Steve Zacharias). ISS also urged shareholders to vote "No" to the resolution approving the compensation of TST's management. Shareholders are encouraged to follow the recommendations of ISS.

- Cannell Capital LLC agrees with the ISS recommendation and urges ALL shareholders to vote against Ms. Fay and Mr. Zacharias at the annual meeting and against the resolution approving management's compensation.

- The incumbent Board of TST is way past the grace period. The Board insist that THEY are the turnaround team. While one can argue that progress has been made, the Company is maybe moving from terrible to merely bad -- and too slowly at that.

12

The Way Forward  • With a decline in stock price, a floundering turnaround campaign, and the December  renegotiation of Cramer's contract, it's time to send a message to the Board. A resounding“No” vote from TST’s shareholders would send a message to the Board that theircontinued failure is no longer acceptable.  • Regardless of the outcome of the vote, CC urges the Board to engage outside help to  evaluate the turnaround strategy and thesis for creating shareholder value. Fiduciaries cansometimes become myopic after years of service and comfortable compensation. The rightoutside perspective could help the Board overcome such myopia.  • Considering the manifest failure of the incumbent Board, voting “No” is a sober, modestand careful approach. Cannell Capital urges ALL shareholders to Vote No.  13